Contact

www.linkedin.com/in/mark-glasgold-md-b1ab7b63 (LinkedIn)
www.glasgoldgroup.com (Company)
www.pipelinemedical.com (Company)

Top Skills

Medicine
Healthcare
Clinical Research

mark glasgold md

Facial Plastic Surgeon Glasgold Group
Princeton, New Jersey, United States

Experience

Glasgold Group Plastic Surgery

Facial plastic surgeon
June 1995 - Present (30 years 7 months)

Koios Medical

Chairman Of The Board
July 2017 - Present (8 years 6 months)
New Jersey

Pipeline Medical

Founder and CEO
2012 - June 2017 (5 years)

Education

Jefferson Medical College of Thomas Jefferson University

Doctor of Medicine (MD) · (1984 - 1988)

Rutgers University

Master of Science (MS), Biomedical/Medical Engineering · (1989 - 1991)

Duke University

Bachelor of Arts (B.A.), Economics and Religion · (1980 - 1984)

Highland Park High School